EXHIBIT TO FORM 3 FILING

SENTIENT EXECUTIVE GP III, LIMITED

This Statement of Beneficial Ownership of Securities is being filed by (i) Sentient Global Resources Fund III, L.P. (“Fund III”),  (ii) SRGF III Parallel I, LP (“Parallel I”), and (iii) Sentient Executive GP III, Limited (“ Sentient Executive”) (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive is the general partner of the general partner of Fund III and Parallel I and makes the investment decisions for those entities.

Explanation of Responses to Form 3:

Limited Option to Purchase Pre-Emptive Shares.  Under a Common Stock Purchase Agreement, dated December 29, 2009 (the “Purchase Agreement”) the Reporting Persons were given a limited option to purchase sufficient shares (the “Pre-Emptive Shares”) of the common stock of the Issuer so that they would own 19.90% of the authorized, issued and outstanding shares of common stock (excluding 255,000 shares which are outstanding but which are subject to forfeiture restrictions) prior to the closing of the initial public offering by the Issuer (the “IPO”). This option expires on the earlier of (i) March 31, 2010 or, (ii) the date that the Issuer launches its public offering (a registration statement has been filed with the Securities and Exchange Commission, but has not yet been declared effective and the Company has also filed a long form prospectus in Canada).

If the option to purchase is exercised the purchase price of any Pre-Emptive Shares is C$7.06 per share.

Option to Purchase IPO Shares and Over-Allotment Shares. The Purchase Agreement also gives the Reporting Persons the option to purchase additional shares if the Issuer closes the IPO, including any additional shares issued to the underwriters to cover over-allotments.  The option may be exercised in whole or in part. If exercised in full, the number of shares that may be purchased by the Reporting Person will equal the number needed to give them a total of 19.90% of the total number of shares of common stock of the Issuer that will be outstanding as of the closing of the purchase (excluding 255,000 shares which are outstanding but which are subject to forfeiture restrictions).